(B) Record of Distributions Paid
VANGUARD SMALL CAP INDEX FUND – INVESTOR SHARES

	Total Distributions
	US$	Yen
The 45th Fiscal Year (1/1/05-12/31/05)	0.290	34.510
The 46th Fiscal Year (1/1/06-12/31/06)	0.359	42.721
The 47th Fiscal Year (1/1/07-12/31/07)	0.412	49.028
The 48th Fiscal Year (1/1/08-12/31/08)	0.404	48.076
The 49th Fiscal Year (1/1/09-12/31/09)	0.276	32.844
The 50th Fiscal Year (1/1/10-12/31/10)	0.361	42.959
The 51st Fiscal Year (1/1/11-12/31/11)	0.397	47.243
The 52st Fiscal Year (1/1/12-12/31/12)	0.662	78.778
The 53rd Fiscal Year (1/1/13-12/31/13)	0.617	73.423
The 54th Fiscal Year (1/1/14-12/31/14)	0.708	84.252
2014 End of January	-	-
February	-	-
March	0.001	0.119
April	-	-
May	-	-
June	-	-
July	-	-
August	-	-
September	-	-
October	-	-
November	-	-
December	0.707	84.133
2015 End of January	-	-
February	-	-
March	0.024	2.856
April	-	-